SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

November 12, 2025

Commission File Number 000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Announcement of LM Ericsson Telephone Company, November 11, 2025 regarding “Ericsson announces change to the Executive Team”

PRESS RELEASE November 11, 2025

Ericsson announces change to the Executive Team

Ericsson (NASDAQ: ERIC) today announces that Moti Gyamlani will step down from his role as Senior Vice President and Head of Group Function Global Operations as of January 12, 2026, and remain at Ericsson for a transition period.

Moti Gyamlani has been with the company since 2019 and has served on Ericsson’s Executive Team since 2022. A transition plan is underway where the Group structure is simplified and where functions are moved closer to the business.

Börje Ekholm, President and CEO, says: “Moti has done major work in digitally transforming the Company. He has played an important role in simplifying and streamlining our processes and built world class functions, including in shared services and sourcing. I’m grateful for his contributions and wish him all the best in his future endeavor.”

Moti Gyamlani says: “After almost seven incredible years at Ericsson, I will now pursue entrepreneurship. It’s been an exceptional learning experience to run core operating functions and drive digital and AI transformation for an iconic company like Ericsson. I will be following Ericsson as it continues to execute on the strategy to strengthen its product, market, and operational leadership.”

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PRESS RELEASE November 11, 2025

ABOUT ERICSSON:

Ericsson’s high-performing networks provide connectivity for billions of people every day. For nearly 150 years, we’ve been pioneers in creating technology for communication. We offer mobile communication and connectivity solutions for service providers and enterprises. Together with our customers and partners, we make the digital world of tomorrow a reality. www.ericsson.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ CHRIS HOUGHTON
Chris Houghton
Senior Vice President, Chief Operating Officer

By:	/s/ LARS SANDSTRÖM
Lars Sandström
Senior Vice President, Chief Financial Officer

Date: November 12, 2025